UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

Commission File Number: 001-32557

Fronteer Development Group Inc.
(Translation of registrant's name into English)

1650 - 1055 West Hastings Street, Vancouver, British Columbia Canada V6E 2E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated May 5, 2006: More High-Grade Gold Discovered at Agi Dagi

99.2	News Release dated May 9, 2006: Fronteer To Benefit From Uranium Drill Program In Labrador

99.3	News Release dated May 10, 2006: Fronteer Announces $38.4 Million Bought Deal Financing

99.4	News Release dated May 15, 2006: Fronteer Reports Income of $0.20 per share for the First Quarter and Files Amended Financial Statements

99.5	Unaudited consolidated financial statements for the quarter ended March 31, 2006

99.6	Management's Discussion and Analysis for the quarter ended March 31, 2006

99.7	CEO Certification of Interim Financial Statements

99.8	CFO Certification of Interim Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.
(Registrant)

Date: May 15, 2006	By:	/s/ Sean Tetzlaff

Sean Tetzlaff
	Title:	CFO & Corporate Secretary